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                              May 16, 2024

       He-Siang Yang
       Chief Executive Officer and Chief Financial Officer
       EOS INC.
       5F-1, No.5, Qingdao E. Rd. Zhongzheng District
       Taipei City 100008, Taiwan

                                                        Re: EOS INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 000-55661

       Dear He-Siang Yang:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K For the fiscal year ended December 31, 2023

       Item 1C. Cybersecurity, page 7

   1. We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide
disclosure as applicable under Item 106 of Regulation S-K.
       Evaluation of Disclosure Controls and Procedures, page 18

   2.                                                   Please revise the
heading Evaluation of Disclosure Controls and Procedures
                                                        to Management   s
Report on Internal Control over Financial Reporting. In addition, you set forth that
management assessed the effectiveness of our internal control over financial reporting as of July
31, 2018. Please correct the date in an amended filing. Lastly, you set forth that you used the
criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control - Integrated Framework. Please
                                                        revise your disclosure
to refer to the specific framework used. Refer to Item 308 of
                                                        Regulation S-K.
 He-Siang Yang
FirstName
EOS INC. LastNameHe-Siang Yang
Comapany
May        NameEOS INC.
     16, 2024
May 16,
Page 2 2024 Page 2
FirstName LastName
Item 9A. Controls and Procedures
Definition and Limitations of Disclosure Controls and Procedures, page 18

3. Please revise your heading to Evaluation of Disclosure Controls and Procedures to
         provide more clarity. In addition, you refer to December 31, 2020 two times in the paragraph, not December 31, 2023. Please correct your disclosure in an amended filing.
         Refer to Item 307 of Regulation S-K.
Part IV, page 26

4. We note that both sets of certifications are dated April 16, 2023 not 2024. Please filed an amended Form 10-K with corrected dates for your Exhibit 31 and Exhibit
32
         certifications.
Consolidated Financial Statements
Accounts Receivable, page F-8

5. We note on page F-6 that you recorded $272,843 in bad debt expense in 2022 and
         $148,452 in bad debt recovery in 2023, and that your bad debt expense in 2022 was approximately 42% of net sales. Your related disclosure on pages 13, F-8 and in the results of operations discussion does not appear to provide any information related to the reasons these amounts were recorded. Please revise your filing to provide the disclosures required by ASC 326-20-50-10 and 50-11, and the rollforward required by 50-13. As part of your revised disclosure, please provide company specific details that describe the reasons the bad debt expense and subsequent recovery were recorded. In addition, please tell us the amount of December 31, 2023 accounts receivable that were subsequently collected in cash and the reasons for any significant amounts that were not collected in cash.
Revenue Recognition , page F-9

6. We note you attribute your revenue to the Asia Pacific region. Please revise your disclosure to disclose revenues from customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Refer to ASC 280-10-50-41(a). General

7. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise
 He-Siang Yang
EOS INC.
May 16, 2024
Page 3
      to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
8. Please revise to provide the disclosure require by Item 101(h) of Regulation S-K, including for example, clarifying or disclosing your:
          principal products and services and their markets, your distribution methods and the status of any expected new products or services;
          competitive conditions, your competitive position in the industry, and in what way you compete;
          relationships and reliance on suppliers or distributors;
          source of materials and any material suppliers; and material patents or intellectual property rights that you own or to which you have
           acquired the rights.
      In addition, please consider whether your disclosure of your number of employees should be updated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Julie Sherman at 202-551-3640 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                              Sincerely,

FirstName LastNameHe-Siang Yang                               Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameEOS INC.
                                                              Services
May 16, 2024 Page 3
cc:       Brett Verona, Esq.
FirstName LastName